Exhibit 99.8

Royal & Sun Alliance Insurance Group plc

Scrip Dividend Scheme

Ordinary Shares of 27.5p each

The Company offers shareholders the opportunity to take new ordinary shares, credited as fully paid, in lieu of cash dividends, by participating in a Scrip Dividend Scheme.

In relation to the interim dividend for 2006, the price of a new ordinary share under the Scrip Dividend Scheme has been set at 132.45 pence. This is the average of the Company's middle market closing price for the five consecutive dealing days commencing on the ex-dividend date of 16 August 2006.

Shareholders wishing to participate in the Scrip Dividend Scheme should contact Lloyds TSB Registrars and return their mandate forms to Lloyds TSB Registrars to arrive no later than 1 November 2006.

–ENDS–

Enquiries to:

Lloyds TSB Registrars
Tel: 0870 600 3988 or +44 121 415 7064 if calling from overseas

Luke Thomas, Deputy Group Company Secretary
Royal & Sun Alliance Insurance Group plc
Tel: +44 (0) 20 7111 7000